SE(17009000 N

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SEC Mail Processing Section

MAR - 1 2017

Washington DC

SEC FILE NUMBER
8-50451

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: MTS Markets International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall St, Suite 4G
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Johnson 646-564-3253
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTS Markets International, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICARDO D GUILLOT
Notary Public - State of New York
NO. 01GU6295650
Qualified in New York County
My Commission Expires Jan 6, 2018

MTS Markets International, Inc.
Index
December 31, 2016

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Executive Committee
MTS Markets International, Inc.

We have audited the accompanying statement of financial condition of MTS Markets International, Inc., (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MTS Markets International, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 28, 2017

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

MTS Markets International, Inc.
Statement of Financial Condition
As of December 31, 2016

Assets	
Cash	$ 3,930,066
Receivable from clearing broker	1,055,792
Due from affiliates	85,099
Commissions receivable	178,411
Prepaid expenses and other current assets	92,166
Goodwill	7,846,490
Intangible assets, net	6,176,359
Deferred tax asset	311,733
Total assets	$ 19,676,116
Liabilities and Stockholder's Equity	
Liabilities	
Due to affiliates	$ 1,985,447
Accounts payable and accrued expenses	947,977
Total liabilities	2,933,424
Stockholder's equity	
Common stock $0.01 par value; 1,000 authorized issued and outstanding shares	10
Additional paid in capital	96,755,180
Accumulated deficit	(80,012,498)
Total stockholder's equity	16,742,692
Total liabilities and stockholder's equity	$ 19,676,116

The accompanying notes are an integral part of this financial statement.

1. Description of Business

MTS Markets International, Inc. (the "Company"), formerly known as Bonds.com, Inc., was incorporated in the State of Delaware on April 27, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Effective January 1, 2015, Bonds.com Group, Inc. and the original MTS Markets International, Inc. ("Former MMI" and collectively, "Affiliates") merged into the Company with the Company becoming the surviving entity. The surviving entity was renamed MTS Markets International, Inc. The Company is wholly owned by MTS S.p.A. in Italy (the "Parent"). The Parent is ultimately a subsidiary of the London Stock Exchange Group PLC in the United Kingdom.

The Company offers corporate bonds through its BondsPro proprietary trading platform and also through the Company's registered representatives. The Company does not carry accounts for customers or perform custodial functions related to securities. The Company acts on a riskless principal basis in securities transactions that are cleared through a non-affiliated clearing firm.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and cash equivalents

The Company considers all unrestricted deposits and highly liquid investments, which are readily convertible to cash, with original maturities of three months or less at acquisition, to be cash equivalents.

Revenue

The Company recognizes revenues in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled primarily through its clearing broker. Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Such revenue and expenses are reflected within riskless principal trading and clearing and execution, respectively, in the statement of operations. Interest income is recorded on the accrual basis. Other revenues are recorded when services are provided.

2. Summary of Significant Accounting Policies (continued)

Income taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties related to unrecognized tax benefits are recorded in the income tax provision. U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

The Company is no longer subject to federal, state or local tax examinations by taxing authorities for years prior to 2013.

Property and equipment

Property and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. The Company periodically reviews property and equipment to determine that the carrying values are not impaired.

Goodwill

The Company has recorded goodwill as a result of a business combination to the extent the purchase price of the completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. The recorded goodwill resulted from an acquisition by the former MMI who, on January 1, 2015, merged with the Company. The Company tests goodwill for impairment on at least an annual basis. No impairment charges have resulted from the annual impairment test.

2. Summary of Significant Accounting Policies (continued)

Long-lived assets and intangible assets

The Company reviews its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Acquired intangible assets with finite lives, which consist of customer relationships and tradename, are amortized on a straight-line basis over estimated useful lives of 2 to 13 years. The acquired intangible assets associated with the license and domain name have indefinite lives and are not subject to amortization. The Company reviews intangible assets with indefinite lives on at least an annual basis to determine that the carrying values are not impaired. No impairment charges have resulted from the annual impairment test.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2016:

Fumiture and fixtures	$	19,776
Computer equipment		438,667
Office equipment		2,553
Leasehold improvements		62,412
Less: accumulated depreciation		(523,408)
	$	-

4. Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following at December 31, 2016:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	$ 7,846,490	$ -	$ 7,846,490
Domain name	850,000	-	850,000
License	50,000	-	50,000
Customer relationships	6,638,000	(1,361,641)	5,276,359
Tradename	106,000	(106,000)	-
Intangible Assets, net	7,644,000	(1,467,641)	6,176,359
Total goodwill and intangibles, net	$ 15,490,490	$ (1,467,641)	$ 14,022,849

5. Clearing Broker

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. Receivable from clearing broker includes cash deposits and, credit balances net of debit balances. In the event of the clearing broker's insolvency, recovery of assets may be limited. The Company maintains a deposit of $500,000 with its clearing broker. In addition, the Company maintains net capital pursuant to the clearing agreement.

6. Income Taxes

On December 31, 2016, the Company had federal, state and city net operating loss carryforwards ("NOL") of approximately $18.8 million, $17.2 million and $16.5 million, respectively. These losses will begin to expire in 2032. The Company's deferred tax assets before the valuation allowance was approximately $8.7 million, primarily as a result of net operating losses.

MTS Markets International, Inc., FTSE Americas, Inc. and LSEGH, Inc. are 50% more owned by London Stock Exchange Group Plc, and are required to file unitary combined returns for New York State and New York City according to the state and city tax law. Under the unitary group "FTSE Americas, Inc. & Affiliates", FTSE Americas, Inc. was appointed as the designated agent, and was responsible for matters relating to the combined return, including tax liabilities on behalf of the members of this combined group, including MTS Markets International Inc. and LSEGH, Inc.

MTS Markets International, Inc. contributed its state and local net operating losses to offset the taxable income derived from the other group members in 2016. Small part of the total deferred tax assets were most likely realized in 2016. As of December 31, 2016, the Company recorded a valuation allowance of approximately $8.4 million to reduce the deferred tax asset to approximately $311,000, an amount that is believed more likely than not to be realized.

On December 31, 2016, the Company did not have any uncertain tax positions.

7. Related Party Transactions

Pursuant to service agreements with various affiliates of the Company, including but not limited to, London Stock Exchange Group Holdings, Inc. ("LSEGH"), London Stock Exchange PLC ("LSE"), LCH Clearnet Limited ("LCH"), Borsa Italiana S.p.A., and MTS S.p.A., (the "Affiliates"), the Company receives various services and other operating assistance, including human resources, legal, finance, corporate professional, rent, and other general and administrative services.

Pursuant to a service agreement, the Company receives human resource services from LSEGH. As of December 31, 2016, the Company had not yet reimbursed LSEGH for these expenses and has an outstanding balance of $1,985,447 which is included as due to affiliates in the statement of financial condition.

The Company is allocated travel and entertainment expenses by LSE under a service agreement. As of December 31, 2016, the Company had a receivable from LSE of $5,036 which is included as due from affiliates in the statement of financial condition.

Pursuant to a technology service agreement, the Company receives services from MTS S.p.A. related to the development, maintenance, access and use of the proprietary electronic trading platform. Pursuant to an agreement with MTS S.p.A., the Company charges a membership fee for use of the BondVision platform. As of December 31, 2016, the Company had a receivable from MTS S.p.A. of $3,102 which is included as due from affiliates in the statement of financial condition.

7. Related Party Transactions (continued)

The Company terminated a lease agreement with LCH on May 31, 2016. Effective June 1, 2016, an Assumption Agreement was executed with the third party landlord, which transferred the rights and obligations of the lease to the Company directly. As of December 31, 2016, the Company had a receivable from LCH of $37,730 which is included as due from affiliates in the statement of financial condition.

Pursuant to an agency agreement with EuroMTS Limited, an affiliate, the Company provides various promotion and market data services of the affiliate's products in the US. As of December 31, 2016, the Company had a receivable of $39,230 which is included as due from affiliates in the statement of financial condition.

For the year ended December 31, 2016, the Company received $4,000,000 in capital contributions from the Parent.

8. Credit Risk

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing brokerage firm. The Company is exposed to risks resulting from non-performance by its counterparties. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase its risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company.

As of December 31, 2016, the Company maintained its cash balances with three financial institutions. Cash balances in excess of the Federal Deposit Insurance Company insurance limits amounted to $3,420,597. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness. At December 31, 2016, net capital of $2,052,434, exceeded the required net capital minimum of $195,562 by $1,856,872. Aggregate indebtedness at December 31, 2016 totaled $2,933,434. The ratio of aggregate indebtedness to net capital was 1.43 to 1.

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Pension and Other Postretirement Benefit Plans

The Company participates in the ADP TotalSource Retirement Savings Plan covering both voluntary contributions by employees of the Company into its 401(k) plan and the Company's safe harbor matching contributions. Eligibility is extended to all full-time employees who have been with the Company for more than three months.

11. Commitments and Contingencies

The Company leases office space under a long-term operating lease agreement which expires May 31, 2017. The future minimum payment under this agreement is $98,290.

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor.

The Company is involved in ordinary and routine litigation incidental to its business and other legal matters. In the opinion of management, a recent asserted claim from the Company's former officer would not have a material adverse impact on the financial statements of the Company.

MTS Markets International, Inc.

Statement of Financial Condition
December 31, 2016